FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2015……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 25, 2015	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 115th Business Term

To  Our  Shareholders

We would like to present our report for the summary of the first half of our 115th business term (from January 1, 2015 to June 30, 2015).

    In the world economy during the first half of the current business term, the U.S. continued to experience a steady recovery and the European economy was also picking up, led by the U.K. and Germany. However, the slowdown in the pace of economic expansion in China continued from last year and the economy in Southeast Asia also slowed down. The Japanese economy continued to recover at a moderate pace as can be seen by, for example, the signs of recovery in corporate earnings.

    Regarding the results of the Canon Group, in the Office Business Unit, in addition to the robust sales of office multifunction devices (MFDs) and laser printers, sales of commercial printers manufactured by Océ grew steadily. In the Imaging System Business Unit, although unit sales for digital cameras overall declined, signs of a partial upswing in demand for interchangeable lens cameras and compact cameras were observed. Meanwhile, sales of inkjet printers failed to grow, partly reflecting the effect of declining demand in Southeast Asia. In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased. Additionally, in order to further strengthen our network camera business, we welcomed Sweden-based Axis AB – the global leader in network cameras – to the Canon Group.

    As a result of the above, on a consolidated basis, we recorded net sales of 1,831.9 billion yen (up 2.0%

from the first half of the 114th business term), income before income taxes of 164.5 billion yen (down 16.1%), and net income attributable to Canon Inc. of 102.1 billion yen (down 20.5%) for the first half of the current business term.

    For the interim dividend, from the perspective of ensuring a stable return to shareholders, we decided to pay 75.00 yen per share (the interim dividend for the previous business term was 65.00 yen per share). The dividend is payable on August 26.

    As for our economic outlook, although we cannot be optimistic about the prospects of either the European economy, which is plagued with the Greek debt crisis, or the economies of China and other Asian countries, we still expect the world economy to continue on the path to moderate recovery.

    The Canon Group intends to bring its five-year management plan, Phase IV of our “Excellent Global Corporation Plan,” to a successful end in the current business term, which is the final year of the plan, by creating a strong business foundation to return to the growth path and make great strides in the next phase.

    We look forward to your continued support and encouragement.

August, 2015

Chairman & CEO    FUJIO MITARAI

To Our Shareholders	P. 1

Excellent Global Corporation Plan	P. 3
Phase IV 2011~2015

Highlights of Consolidated Financial Results	P. 5
Office Business Unit	P. 6
Imaging System Business Unit	P. 7
Industry and Others Business Unit	P. 8

Business Topics	P. 9
CSR and Environmental Initiatives	P. 10

Consolidated Balance Sheets ·	P. 11
Consolidated Statements of Income

Corporate Profile and Shares of the Company	P. 13
Information for Shareholders	P. 14

Excellent Global Corporation Plan Phase IV 2011~2015

“Aiming for the Summit — Speed & Sound Growth —”

Seeking transformation and continued growth,

Canon has established six main strategies

Canon has been implementing its Excellent Global Corporation Plan since 1996 with the goal of becoming a truly excellent global company admired and respected all over the world.

Following its steady implementation of Phases I, II and III, Canon started Phase IV in 2011.

Having established six main strategies, Canon is undertaking a wide variety of initiatives to achieve its targets for 2015.

Highlights of Consolidated Financial Results

●

In the first half of the current business term, the world economy in general continued to recover at a moderate pace although economic growth slowed in China and Southeast Asia. In such an environment, we proactively launched new products and continued to expand sales. As a result, our consolidated net sales increased 2.0% in comparison to the first half of the 114th business term, helped in part by the consolidation of Axis AB.

●

Despite our initiatives to improve profitability such as shifting to high value added products, limiting price reduction, and cutting costs throughout the Canon Group, net income attributable to Canon Inc. decreased 20.5% from the first half of the 114th business term on a consolidated basis, mainly due to increases in R&D expenses for new business and new products.

Office Business Unit

In the area of office MFDs, while the demand for monochrome machines decreased, sales of color machines were firm. In particular, the “imageRUNNER ADVANCE C5200” series, our main products, continued to perform strongly and the new “C3300” series made an excellent start. In the area of digital production printing systems, sales of color machines such as the “imagePRESS C800” series were brisk and overall sales including monochrome machines also outperformed the results of the first half of the previous business term. As for Océ, sales of high-speed continuous feed printers were strong, supported by, among others, the strong demand in the Americas. Unit sales of laser multifunction printers (MFPs) and laser printers increased from the first half of the previous business term mainly due to an increase in demand for high value added products.

As a result of the above, sales for this business unit increased by 3.3% on a consolidated basis, in comparison to the first half of the 114th business term.

Product Introduction

imageRUNNER ADVANCE C3330F

A3 color multifunction device that provides high-quality printing for all business needs, shorter times for consumable changeover, etc. and improved operability and productivity.

Océ ColorStream 3000 Twin series

High-speed continuous feed printer for applications requiring high speed and high quality such as invoice, direct mail, etc. as demanded by the data print services market.

Imaging System Business Unit

As for interchangeable lens digital cameras, the market environment remained challenging particularly in Southeast Asia and Russia, but there were some bright signs including increases in unit sales in the Japanese and the U.S. markets from the first half of the previous business term. In such a situation, the newly launched “EOS M3” and “EOS 5DS/5DS R” were well received in the market. As a whole, the Canon Group maintained a high market share for interchangeable lens digital cameras. In the area of compact digital cameras, although sales decreased, profitability improved as the percentage of high value added models in total sales increased. As for inkjet printers, we promoted new products with improved connectivity with mobile devices, and “MAXIFY,” targeting business users, which resulted in unit sales growth in the U.S. and Western European markets. However, overall unit sales decreased from the first half of the previous business term due to such factors as economic slowdown and increased competition in Asia as well as the shrinking Japanese market. On the other hand, sales of large-format inkjet printers were favorable and sales volume increased from the first half of the previous business term.

As a result of the above, sales for this business unit decreased by 4.8% on a consolidated basis, in comparison to the first half of the 114th business term.

Product Introduction

EOS 5DS/5DS R Digital SLR cameras EOS 5DS and 5DS R and the diverse lineup of EF lens-series for a wider world of imaging possibilities.	PIXMA PRO-10S 10-ink A3+ inkjet printer that offers high-quality printing and strengthened coordination with image editing software.

Industry and Others Business Unit

Semiconductor lithography equipment was supported by the demand arising from the production of memory devices, image sensors, power semiconductors, etc., and, in particular, unit sales of i-line lithography equipment increased significantly. As for FPD lithography equipment, orders were received and products were shipped steadily, supported by healthy capital investment for large-size panels such as 4K displays. In medical equipment, unit sales of digital radiography systems, our main products, decreased due to increased competition. However, as a result of our promotion efforts focused on high value added products, sales revenue increased. As for network cameras, sales of products suitable to monitor interiors of shops, factories, etc., increased and high value added models also received favorable responses. Sales of document scanners manufactured by Canon Electronics Inc. decreased due to sluggish sales in the Americas despite the sales growth in Europe and some other markets.

As a result of the above and the sales contribution of Axis AB, which became our consolidated subsidiary in April, sales for this business unit increased by 18.7% on a consolidated basis, in comparison to the first half of the 114th business term.

Product Introduction

FPA-5550iZ i-line stepper, based on the preceding highly stable and reliable model, that realizes high performance through a shortened exposure time thanks to a high-acceleration stage.

Network Camera Systems

HD network cameras for surveillance – the VB-M741LE is equipped with infrared illuminators, enabling surveillance even in 0 lux conditions; the VB-M641VE is a dome camera that can be used in harsh outdoor environments.

Business Topics

Axis AB - the Leader in Network Cameras - Joins Canon Group

Canon, in anticipation of future market expansion, made Sweden-based Axis AB (“Axis”) a consolidated subsidiary to strengthen its network camera business, which is expected to be the Canon Group’s growth engine.

Axis possess both excellent product development, backed by its leading network video processing technology, and a sales and service network comprising over 75,000 partner companies worldwide. By utilizing these strengths, this exceptional company continues to realize high growth exceeding market growth and is now a strong contender for top market share by sales revenue.

Canon aims to make a significant forward leap in its network camera business by utilizing the business resources of both Canon and Axis such as by combining the above-mentioned strengths of Axis with Canon’s optical and imaging technologies.

Photo: Axis co-founder Martin Gren (right) with Canon Chairman & CEO Fujio Mitarai (left)

Growth rate of video surveillance camera system market *	Network camera market share by sales revenue (2014) * * External research company data

CSR and Environmental Initiatives

Tsuzuri Project - Donation of “Dragon and Clouds” High-Resolution Facsimiles

The “Tsuzuri Project” (Official Title: Cultural Heritage Inheritance Project), which aims to preserve original art works at the same time as providing an opportunity for art appreciation by creating high-resolution facsimiles of Japan’s precious cultural heritage through the combination of Canon’s digital technology and Kyoto traditional craftsmanship, is now in its eighth year of operation.

In March 2015, the project donated high-resolution facsimiles for the entire eight panels of “Dragon and Clouds” (owned by the Museum of Fine Arts, Boston, U.S.), an ink painting by Edo-era artist Soga Shohaku, to the Tenryuji Temple in Kyoto.

Features, such as the dragon’s humorous expression, its nails drawn with thick, strong curves, and the clouds uniquely shaded with ink, were faithfully reproduced by the facsimiles, which possessed the same powerful presence and beauty as the original.

Canon’s Toner Cartridge Recycling Program Celebrates 25th Anniversary

Canon’s Toner Cartridge Recycling Program has now been running 25 years since it was founded in 1990. This program has been collecting and recycling used toner cartridges of copiers and laser printers. The program has now been expanded to 24 countries and regions. As of the end of 2014, it has collected an accumulated total of about 340,000 tons of toner cartridges and achieved accumulated emissions reductions of about 500,000 tons of CO2.

In May, the existing automatic recycling system was renewed, and Canon commenced operation of “CARS-T *,” which realizes a cleaner, quieter recycling environment and an improved recycling volume. Looking forward, Canon will continue to implement initiatives to bring about a resource-recycling society.

*  Canon Automated Recycling System for Toner Cartridge

Consolidated Balance Sheets · Consolidated Statements of Income
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Consolidated Balance Sheets
	As of June 30,	As of December 31,
	2015	2014

ASSETS

Current assets:

Cash and cash equivalents	626,965	844,580

Short-term investments	18,141	71,863

Trade receivables, net	565,561	625,675

Inventories	591,483	528,167

Prepaid expenses and other current assets	328,763	321,648

Total current assets	2,130,913	2,391,933

Noncurrent receivables	30,117	29,785

Investments	72,937	65,176

Property, plant and equipment, net	1,261,446	1,269,529

Intangible assets, net	239,297	177,288

Goodwill	489,558	211,336

Other assets	323,808	315,571

Total assets	4,548,076	4,460,618

			(Millions of yen	)
	As of June 30,		As of December 31,
	2015		2014

LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	804		1,018

Trade payables	319,708		310,214

Accrued income taxes	49,812		57,212

Accrued expenses	323,191		345,237

Other current liabilities	216,472		207,698

Total current liabilities	909,987		921,379

Long-term debt, excluding current installments	1,071		1,148

Accrued pension and severance cost	283,919		280,928

Other noncurrent liabilities	131,317		116,405

Total liabilities	1,326,294		1,319,860

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,386		401,563

Legal reserve	65,574		64,599

Retained earnings	3,328,695		3,320,392

Accumulated other comprehensive income (loss)	45,209		28,286

Treasury stock, at cost	(1,010,399)		(1,011,418)

[Treasury shares] (share)	[241,687,704	]	[241,931,637	]

Total Canon Inc. stockholders’ equity	3,005,227		2,978,184

Noncontrolling interests	216,555		162,574

Total equity	3,221,782		3,140,758

Total liabilities and equity	4,548,076		4,460,618

Consolidated Statements of Income	(Millions of yen	)

	Six months ended June 30, 2015	Six months ended June 30, 2014

Net sales	1,831,851	1,795,108

Cost of sales	889,494	880,116
Gross profit	942,357	914,992

Operating expenses:

Selling, general and administrative expenses	608,516	570,099

Research and development expenses	162,932	151,705

	771,448	721,804

Operating profit	170,909	193,188

Other income (deductions):

Interest and dividend income	3,273	3,917

Interest expense	(361)	(234)

Other, net	(9,305)	(705)

	(6,393)	2,978

Income before income taxes	164,516	196,166

Income taxes	58,784	63,180

Consolidated net income	105,732	132,986

Less: Net income attributable to noncontrolling interests	3,607	4,528

Net income attributable to Canon Inc.	102,125	128,458

Notes to Consolidated Balance Sheets

<Notes to Consolidated Balance Sheets as of June 30, 2015>

1.	Allowance for doubtful receivables:	11,874 million yen

2.	Accumulated depreciation:	2,564,260 million yen

3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Guarantee obligations for bank loans:	8,926 million yen

5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 304 and 5 respectively.

<Note to Per Share Information as of June 30, 2015>

Canon Inc. stockholders’ equity per share		2,751.85 yen

Note to Consolidated Statements of Income

<Note to Per Share Information for the six months ended June 30, 2015>

Net income attributable to Canon Inc. stockholders per share

	Basic	93.52 yen

	Diluted	93.52 yen

Corporate Profile and Shares of the Company (As of June 30, 2015)

Corporate Profile

Company Name	Canon Inc.
Founded	August 10, 1937
Headquarters	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Phone	(81) 3-3758-2111
Common Stock	174,761,797,475 yen

Number of Employees	Consolidated 194,998 persons
(Increase of 3,109 persons from the end of the previous term)
Non-Consolidated 26,631 persons
(Increase of 222 persons from the end of the previous term)
Stock Exchange Listings	First Section of the Tokyo Stock Exchange
First Section of the Nagoya Stock Exchange
The Fukuoka Stock Exchange
The Sapporo Securities Exchange
The New York Stock Exchange

Shares of the Company

Number of Shares Issuable:	3,000,000,000 shares
Issued Shares:	1,333,763,464 shares
Number of Shareholders:	260,486 persons (Increase of 10,872 persons from the end of the previous term)

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held	Shareholding Ratio
	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	61,408	5.6
Japan Trustee Services Bank, Ltd. (Trust Account)	43,878	4.0
The Dai-ichi Life Insurance Company, Limited	37,416	3.4
Barclays Securities Japan Limited	30,000	2.7
Moxley and Co. LLC	27,040	2.5
Mizuho Bank, Ltd.	22,558	2.1
Nomura Securities Co., Ltd.	17,911	1.6
Sompo Japan Nipponkoa Insurance Inc.	17,439	1.6
State Street Bank West Client - Treaty 505234	17,367	1.6
OBAYASHI CORPORATION	16,527	1.5

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (241,687 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

Information for Shareholders

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code	7751

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Method of public notice	Electronic means (http://canon.jp/) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.

Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza)(*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*

A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

The Company’s Investor Relations Website

http://www.canon.com/ir/

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)

The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts.

(System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)

The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account. (System of receiving dividends in the account registered for receipt of dividends)

		iii)	The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

* It is not possible to use method i) for shares that are managed in a special account.

* In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

* In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

* In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).